TransAlta to speak at Scotia Capital’s Electron Day Conference

CALGARY, Alberta (Nov. 13, 2007) – Don Wharton, TransAlta Corporation’s (TSX:TA;NYSE:TAC), Vice-President of Sustainable Development, will speak at Scotia Capital’s Electron Day Conference in Toronto on Nov. 15 at approximately 9:40 a.m. EST.

A link to the webcast will be available at the start of the presentation via TransAlta’s website, under Webcasts in the Investor Relations section. A recording of the webcast will also be available on the TransAlta website following the conference.

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. We maintain a low-risk profile by operating a highly contracted portfolio of assets in Canada, the United States, Mexico and Australia. Our focus is to efficiently operate our coal-fired, gas-fired, hydro and renewable facilities in order to provide our customers with a reliable, low-cost source of power. For nearly 100  years, we’ve been a responsible operator and a proud contributor to the communities where we work and live.

For more information:

Media inquiries:

Investor inquiries:

Michael Lawrence

Jennifer Pierce

Senior Advisor Media Relations

Director, Investor Relations

Phone:  (403) 267-7330

Phone:  1-800-387-3598 in Canada and U.S.

Email:  michael_lawrence@transalta.com

Phone:  (403) 267-7622    Fax (403) 267-2590

    E-mail:  investor_relations@transalta.com